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SEC FILE NUMBER 001-39029
CUSIP NUMBER 58450D104
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ ☒	Form 10-K Form 10-Q	☐ Form 20-F ☐ Form 10-D	☐ Form 11-K ☐ Form N-CEN	☐ Form N-CSR

For the Period Ended:	September 30, 2025
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MEDIACO HOLDING INC.
Full Name of Registrant

N/A
Former Name if Applicable

48 WEST 25TH STREET, THIRD FLOOR
Address of Principal Executive Office (Street and Number)

NEW YORK, NEW YORK 10010
City, State and Zip Code

SEC 1344 (01-19)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company has encountered delays in filing its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, within the prescribed timeframe. The Company requires additional time to finalize required information. Eliminating the delay would require an unreasonable level of effort or expense.
PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

Debra DeFelice	(212)	447-1000
(Name)	(Area Code)	(Telephone Number)
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently expects net revenues for the third quarter of 2025 to increase approximately 19% compared to the third quarter of 2024, driven primarily by growth in digital revenue. The Company also expects its net loss for the third quarter of 2025 to increase approximately 130% compared to the prior-year period, largely due to the mark-to-market fair value adjustment on outstanding warrants.

MEDIACO HOLDING INC.
(Name of Registrant as Specified in Charter)
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has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2025	By	/s/ Debra DeFelice
Debra DeFelice
Chief Financial Officer and Treasurer
INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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